Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

7 March 2025

Westpac Executive Change

Westpac has announced Chief Executive, Consumer, Jason Yetton, has decided to leave the bank and a recruitment process is underway for a successor.

Mr Yetton has led the Consumer division since August 2023 following a long association with the Group.

Over his career with Westpac, Mr Yetton has held several Group Executive roles, including Group Strategy, Westpac Retail and Business Banking, Specialist Business Division and senior positions in BT Financial Group.

“Jason has played a significant role at Westpac over many years, from his early days at BT to the strategic review of our specialist businesses, where he successfully led the divestment of ten businesses,” said Westpac CEO Anthony Miller.

“Since 2023, Jason has stewarded our Consumer division back to growth, with impressive and consistent results across the board, but particularly in transactional banking. Westpac’s banking app is rated the best in Australia, and this is a testament to Jason’s drive, delivery and strong execution focus.

“I thank Jason for his outstanding contribution to our people and customers for the past two decades,” said Mr Miller.

Mr Yetton has agreed to stay on while a search is underway.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.